Exhibit 4.19

SHAREHOLDERS AGREEMENT

        This Agreement is made as of November 16, 2004 by and between DBSI Investments Ltd. (“DBSI”), having an address at 85 Medinat Hayehudim Street, Herzeliya, and Egged Holdings Ltd. (“Egged”), having an address at 142 Menachem Begin Street, Tel Aviv. Each, a “Party” and together “Parties”.

WHEREAS,	DBSI currently holds 59,125,909 shares of Nexus Telocation Systems Ltd. (“Nexus”), constituting 29.71% of the current issued and paid up share capital of Nexus (such holdings and any other DBSI direct or indirect holdings (as such term is defined in the Securities Law, 1968 (“Securities Law”)) in Nexus from time to time, “DBSI Holdings”); and

WHEREAS,	Egged has entered into an agreement to purchase shares of Nexus either directly or by exercise of warrants (“Shares”) pursuant to that certain Share Purchase Agreement dated as of November 16, 2004 (“Share Purchase Agreement”), constituting 14.36% (not including the exercise of the warrants) of the currently issued and paid up share capital of Nexus (such holdings and any other Egged direct or indirect holdings (as such term is defined in the Securities Law) in Nexus from time to time, “Egged Holdings”); and

WHEREAS,	the Parties desire to set forth the terms of their relationship in connection with the DBSI Holdings and the Egged Holdings.

NOW, THEREFORE, the Parties hereto hereby agree as follows:

1.	Representations and Warranties of all Parties

Each Party, in respect of itself only, hereby represents and warrants to the other Party and acknowledges that the other Party is entering into this Agreement in reliance thereon, as follows:

1.1	Authority and Enforceability

1.1.1	It has the legal capacity or corporate power and authority to enter into this Agreement, and to carry out its obligations hereunder;

1.1.2	It is duly organized, validly existing and, to the extent applicable, in good standing under any pertinent law, treaty, statute, ordinance, code, rule or regulation of a governmental entity or judgment, decree, order, writ, award, injunction or determination of an arbitrator or competent court or other governmental entity (together “Laws”) of the jurisdiction of its incorporation and has all requisite corporate power and authority to own or lease and operate its properties and to conduct its business as it is now being conducted and is proposed to be conducted;

1.1.3	No consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by it in connection with (i) the execution, delivery or enforceability of this Agreement; or (ii) the consummation of any of the transactions contemplated herein;

1.1.4	The execution of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary actions, and no other act or proceeding, corporate or otherwise, on its part is necessary to authorize the execution of this Agreement or the consummation of any of the transactions contemplated hereby;

1.1.5	This Agreement has been duly executed by it and constitutes its legal, valid and binding obligations, enforceable against it in accordance with their terms;

1.2	No Conflict

Neither the execution of this Agreement nor the performance by it of its obligations hereunder, nor the consummation of the transactions contemplated hereby does:

1.2.1	Conflict with or violate its articles of association, by-laws or other organizational document;

1.2.2	violate, conflict with or result in the breach or termination of, or otherwise give any other person the right to accelerate, renegotiate or terminate or receive any payment, or constitute a default or an event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default) under the terms of, or result in the imposition of any mortgage, lien, pledge, encumbrance, charge, security interest, purchase or call option or similar right of a third party, or any right or arrangement with a creditor to have a claim satisfied out of the relevant property or asset under, any contracts or any permits to which it is a party or by which it or any of its assets or operations are bound or affected; or

1.2.3	constitute a violation by it of any Laws;

2.	Other Shareholders Agreements

2.1	DBSI and Egged hereby warrant and represent that neither party will become a party to any shareholders agreement or understanding with any other party relating to their holdings in Nexus, as long as this Agreement is in effect.

2.2	Notwithstanding the above DBSI hereby declares and Egged acknowledges that the above shall not apply to the specific agreements detailed in Exhibit 2.2 attached hereto. DBSI will not amend or change any provision included in such agreements without obtaining Egged’s prior written approval.

3.	Term of Agreement.

3.1	This Agreement shall become effective upon the Closing of the Share Purchase Agreement.

3.2	The term of this Agreement shall expire upon the earlier of: Egged’s Holdings decrease below 9 % of the issued and outstanding share capital of Nexus; or the DBSI Holdings decrease below 20% of issued and outstanding share capital of Nexus.

3.3	This Agreement will terminate in the event of receipt of a final arbitral judgment or court judgment regarding the termination of the Share Purchase Agreement, the Convertible Loan Agreement by and among Pointer (Eden Telecom) Ltd. (“Pointer”) Egged and Nexus, dated November 16, 2004, and/or the Share Purchase Agreement between Pointer and Egged, dated November 16, 2004.

4.	Voting

DBSI and Egged agree, and shall vote the DBSI Holdings and the Egged Holdings respectively to ensure, the following:

4.1	Nomination of Directors

4.1.1	Board of Directors of Nexus

During the term of this Agreement, the Board of Directors of Nexus shall consist of seven directors of which: (i) four (4) members will be nominated by DBSI; (ii) one (1) member will be nominated by Egged; and (iii) two members shall be external directors as required by the Companies Law, 1999 (“Companies Law”), upon the need to replace any of which, one recommended by Egged and one recommended by DBSI, in that order. The member to be nominated by Egged as set forth in sub-section (ii) above will be either the Chairman of the Board of Directors, CEO or CFO of Egged or Egged’s parent company. Egged herby agrees to vote at a shareholders meeting of Nexus for any nominee who may be proposed by DBSI to become a member of the Board of Directors of Nexus, and DBSI hereby agrees to vote at a shareholders meeting of Nexus for the nominee which may be proposed by Egged to become a member of the Board of Directors of Nexus.

4.1.2	Board of Directors of Subsidiaries Not Including Pointer

Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Nexus’ representation in the Board of Directors; of any direct or indirect subsidiary of Nexus (“Subsidiary”) other than Pointer.

4.1.3	Board of Directors of Pointer (Eden Telecom Group) Ltd.

During the term of this Agreement the Parties hereby agree that the members of the Board of Directors of Pointer, a subsidiary of Nexus, shall consist of eight members. Egged acknowledges that it is aware of the agreement attached hereto as Annex 1 (“Recanati Agreement”) reached between Nexus and the Recanati Group pursuant to which Nexus is entitled to nominate four members to the Board of Directors of Pointer and the Recanati Group is entitled to nominate four members to the Board of Director of Pointer; of the four members to be nominated by Nexus one member shall serve as the Chairman of the Board of Directors of Pointer and shall have a casting vote. The Parties hereby agree that of the four members to be nominated by Nexus to the Board of Directors of Pointer, Egged shall be entitled to nominate one member, on its behalf, who shall not act as the Chairman of the Board of Directors of Pointer.

In the event that the Recanati Agreement expires or is terminated for any reason, Egged shall have the right to nominate the higher of: (i) such number of directors which represents Egged’s actual shareholdings in Pointer; or (ii) one of four directors.

4.2	Resolution Transfer

4.2.1	The articles of association of Nexus shall during the term of this Agreement contain a provision entitling any director nominated by Egged or DBSI to demand that any resolution of the Board of Directors of Nexus shall be transferred to the vote of the shareholders of Nexus.

4.2.2	The articles of association of any Subsidiary shall during the term of this Agreement contain a provision entitling any director to demand that any resolution of the Board of Directors of such Subsidiary shall be transferred to the vote of the shareholders of such Subsidiary. It is hereby agreed that the articles of association of the current Subsidiaries, not including Pointer, shall be amended, as detailed in this Section, per the request of Egged.

5.	Chief Executive Officer of Nexus

The Parties hereby agree that in the event Nexus shall wish to nominate a new Chief Executive Officer to Nexus, set such Chief Executive Officer’s terms or change such terms, a committee comprising two members of DBSI and one member of Egged shall discuss the candidates or terms proposed by DBSI and attempt to reach an agreed recommendation to the Board of Directors. The committee shall report to the Board of Directors as to their recommendation, including, if an agreed recommendation is not achieved, the objections raised by members of the committee

6.	Special Resolutions

6.1	DBSI and Egged agree to vote the DBSI Holdings and the Egged Holdings respectively against a resolution approving any of the following issues, unless the Parties agree otherwise in a prior written agreement to that extent:

6.1.1	Distribution of dividends or other benefit to shareholders (as such terms are defined in the Companies Law) of either more or less than 75% of the profits appropriate for distribution under law.

6.1.2	Increase of the share capital of Nexus or Pointer.

6.1.3	Entry into or amendment of any shareholders agreement to which Nexus is a party (including amendment of the Recanati Agreement).

6.1.4	For a period of twenty four (24) months commencing as of the date hereof, issuance of new shares or any other securities convertible into shares by Nexus under a pre-money valuation of Nexus lower that the pre-money valuation under the Share Purchase Agreement, not including issuance of new options to employees of Nexus and its subsidiaries of up to 5% in the aggregate of the issued share capital of Nexus and issuance of shares by Nexus as a result of exercise of any options and warrants outstanding as of the date hereof.

6.1.5	Approval of material transactions which are not in the ordinary course of business of Nexus and Pointer, including, the sale and/or pledge of a substantial amount of the assets, material acquisition of businesses or companies or material investments, in other businesses or companies, reorganization, merger, amalgamation, spin-off, de-merger, entering into new fields of business, cessation of activities, dissolution, material transactions with interested parties (as such term is defined in the Companies Law).

6.1.6	The amendment of the Articles of Association of Nexus or Pointer or any other direct or indirect subsidiary of Nexus in such a way which shall have an adverse effect on the rights of either of the Parties.

7.	Transfer of Shares in Nexus

Other than a transfer within the usual trade of the stock exchange or to an Affiliate (as defined below), if a Party proposes to transfer shares in Nexus to one or more third parties (“Disposition”), then the following provisions shall apply.

For this purpose, the term “Affiliate”, shall mean with regard to an entity (“X”) any entity that directly or indirectly (i) is under Control of “X”, (ii) has Control over “X”, or (iii) is under common Control with “X”. For this purpose, “Control”, shall mean ownership of at least 51% of the equity or voting power of an entity or the right to appoint more than 51% of the members of the board of directors of such entity.

7.1	Right of First Refusal

7.1.1	In the event of a Disposition by Egged, Egged shall give DBSI a written notice of its intention to make the Disposition (“Transfer Notice”), which Transfer Notice shall include (i) a description of the shares to be transferred (“Offered Shares”), (ii) the identity of the prospective transferee(s) and the ultimate beneficiary of such transferee (“Proposed Transferee”) and (iii) the consideration and the material terms and conditions upon which the proposed Disposition is to be made. The Transfer Notice shall certify that Egged has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Disposition.

7.1.2	DBSI shall have an option for a period of thirty days from its receipt of the Transfer Notice, to elect to purchase the Offered Shares at the same price and subject to the same terms and conditions as described in the Transfer Notice by notifying Egged in writing, before expiration of the thirty days period (“Purchase Notice”). Failure to respond to the Transfer Notice within the applicable period will be deemed a waiver of the right to exercise.

7.1.3	In the event that DBSI does not exercise its option under this § 7.1 to the full extent, Egged, at any time thereafter, up to the expiration of 3 months from the end of such period, shall be at liberty to transfer all, but not fewer than all, the Offered Shares to the transferee(s) identified in the Transfer Notice on a bona fide sale at any price and conditions not being less favorable to Egged than those contained in the Transfer Notice. In such event and subject to the Proposed Transferee purchasing more than 50% of Egged Holdings then the Proposed Transferee shall become a party to this Shareholders Agreement instead of Egged, by signature on this Agreement, and this Agreement shall apply mutatis mutandis to such Proposed Transferee. It is hereby clarified that the provisions of Section 3.2 herein shall apply to the Proposed Transferee without change.

7.1.4	The provisions of this Section 7.21 shall not apply to any sale and/or transfer by Egged to any Affilate, provided that such Affiliate, prior to such transfer, confirms in writing to DBSI, on terms reasonably accepted to DBSI, that it agrees to be bound by all agreements binding upon Egged immediately prior to such transfer and that Egged unconditionally guarantees performance by the Affiliate.

7.2	Tag Along

7.2.1	In the event of (i) a Disposition by DBSI; or (b) a change of control (as defined below ) over DBSI or a company holding any part of the DBSI Holdings; DBSI shall provide Egged with a Transfer Notice and Egged shall have the right to demand in the Purchase Notice that, as a condition to the transaction, the proposed purchaser shall purchase from Egged, at the same terms described in the Purchase Offer that portion of Nexus shares proposed to be acquired by the proposed purchaser (“Transaction Shares”) expressed by a fraction, the numerator of which is the Egged Holdings and the denominator of which is the sum of (i) the Egged Holdings and the number of shares then held by other shareholders of Nexus granted this right by DBSI, as set forth in Exhibit 7.2.1, and utilizing such right and (ii) the number of shares then held by DBSI (“Pro Rata Percentage”). The right granted in this § 7.2 to Egged is only in respect of the Shares.

For this purpose, a “change of control” shall mean a situation where the Dotan family and the Ben Shalom family together directly or indirectly hold less than 50.01% of the issued and outstanding shares of the pertinent corporation.

7.2.2	If no notice is received within the said five business days it will be deemed a waiver by Egged to exercise its co-sale right.

7.2.3	Egged hereby acknowledges that DBSI has granted similar co-sale rights to other shareholders of Nexus and the Pro Rata Percentage shall be determined based on the number of other shareholders granted this right who shall exercise their co-sale rights.

7.2.4	If Egged elects not to participate in such sale and/or transfer, then DBSI shall be entitled to sell and/or transfer the Transaction Shares to the proposed purchaser within ninety (90) days thereafter, on the same terms and conditions as offered to Egged. Any Transaction Shares not sold within such 90 days period shall continue to be subject to the requirements under this Section 7.

7.2.5	The provisions of this Section 7.2 shall not apply to any sale and/or transfer by DBSI to any Affilate, provided that such Affiliate, prior to such transfer, confirms in writing to Egged, on terms reasonably accepted to Egged, that it agrees to be bound by all agreements binding upon DBSI immediately prior to such transfer and that DBSI unconditionally guarantees performance by the Affiliate.

8.	Dispute Resolution

8.1	Arbitration

Any controversy or claim arising out of or relating to this Agreement, including questions of arbitrability, shall be settled solely by arbitration in accordance with this Section 8. Any such arbitration shall be conducted in the Hebrew language, in Tel Aviv, Israel, by a single arbitrator mutually agreed upon by the Parties who is an attorney, and in the event that the identity of an arbitrator cannot be agreed upon within 15 days following submission to arbitration – by an arbitrator who is an attorney and appointed by the President of the Israeli Bar Association. The arbitrator shall not be bound by rules of civil procedure or the principals governing admissibility of evidence. The arbitrator shall have the right to order discovery as the arbitrator deem appropriate. This Section 8 shall be deemed as an Arbitration Agreement.

8.2	Expenses

The expenses of each Party, including legal and accounting fees, if any, with respect to the arbitration, shall be borne by such Party, except to the extent otherwise directed by the arbitrator, who shall endeavor to allocate them among the disputing Parties based upon the relative merits of their cases. The expenses of the arbitrator shall be borne as a function of and in proportion to the arbitrator’s determination of the dispute.

8.3	Interim Relief

Notwithstanding anything in this Section 8 each Party may seek interim injunctive relief from a court of competent jurisdiction provided that such interim injunction relief shall be until an arbitrator is appointed. The continuance of such interim relief may be determined by the arbitrator. No arbitration pursuant to this Agreement shall be stayed or delayed pending the outcome of any judicial or other proceedings.

8.4	Arbitral Award

The award of the arbitrator shall be issued in a written opinion, which shall set forth the arbitrator’s finding of facts and conclusions, and shall be conclusive and binding upon the Parties. Judgment upon an arbitral award may be entered in any court of competent jurisdiction. The arbitrator shall have the right to order injunctive relief and the payment of attorneys’ fees, costs and other damages.

9.	Miscellaneous

9.1	Entire Agreement

Subject to the provisions of § 3 above, this Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

9.2	Cooperation

Each of the Parties shall take such actions, including the execution and delivery of further instruments, as may be necessary to give full effect to the provisions hereof and to the intent of the Parties.

9.3	Amendments

This Agreement may not be amended, modified, released, or discharged in any manner except by an instrument in writing, referring to this Agreement, and signed by all Parties or confirmed by an exchange of faxes.

9.4	Relationship of the Parties; No Benefit to Others

9.4.1	This Agreement shall not create an agency or partnership relationship, and nothing hereunder shall be deemed to authorize either Party to act for, represent or bind the other except as expressly provided in this Agreement.

9.4.2	This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and shall not be construed as conferring any rights on any third parties.

9.5	Severability

If and solely to the extent that any provision of this Agreement shall be invalid or unenforceable, or shall render this entire Agreement to be unenforceable or invalid, such offending provision shall be of no effect and shall not affect the validity of the remainder of this Agreement or any of its provisions; provided, however, the Parties shall use their respective reasonable efforts to renegotiate the offending provisions to best accomplish the original intentions of the parties.

9.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to any conflicts of laws principals.

9.7	Jurisdiction

Subject to the provisions of § 8 above, any action or proceeding will be brought in a competent court located in the city of Tel Aviv, Israel, and each Party hereto irrevocably submits to the exclusive jurisdiction of such court in respect to any such action or proceeding. Any ruling of such court may be enforced in any court of law of competent jurisdiction. Each Party hereto irrevocably waives to the fullest extent provided by applicable law any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such court and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

9.9	Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

9.10	No Waiver

9.10.1	No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, will be deemed to constitute a waiver by the party taking any action of compliance with any representation, warranty or agreement contained herein. The waiver by any party hereto of any condition or of a breach of any other provision of this Agreement will not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any of the conditions precedent to its obligations under the Agreement will not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

9.10.2	No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind on the part of any Party of any breach or default under this Agreement, or any waiver by any Party of any provisions or conditions of this Agreement, must be in writing and executed by such Party and shall be effective only to the extent specifically set forth in such writing.

9.11	Successors and Assigns

Subject to 7.1.3 above,

9.11.1	The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors of the parties hereto; provided, however, that

9.11.2	this Agreement may not be assigned by any party without the prior written consent of the other party hereto.

Any attempted assignment in violation of this § 9.11 shall be void and of no effect.

9.12	Notices

All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given (a) upon personal delivery, (b) on the first business day after delivery to a courier service which guarantees next business-day delivery, under circumstances in which such guaranty is applicable, or (c) on the earlier of delivery or five (5) business days after mailing by certified or registered mail, postage and fees prepaid, to the appropriate party at the address set forth above or to such other address as the part so notifies the other in writing.

9.13	Remedies

All rights, remedies, undertakings, obligations, and agreements contained in this Agreement shall be cumulative and none of them shall be a limitation of any other remedy, right, undertaking, obligation, or agreement.

9.14	Construction

9.14.1	The preamble and recitals in this Agreement consist an integral part of this Agreement.

9.14.2	The headings in this Agreement and their associated numbers are included for ease of reference only and shall have no legal, constructive or interpretive effect.

9.14.3	The word "including" shall mean including without limitation.

9.14.4	The word "day" shall mean a calendar day, with no exception for holidays or non-business days, and such day expires at 4:00 p.m. Tel Aviv Time.

9.14.5	This Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

_______________________
DBSI INVESTMENTS LTD.

____________________
EGGED HOLDINGS LTD.

AMENDMENT TO SHAREHOLDERS AGREEMENT

        This Amendment to Shareholders Agreement is made as of January 30, 2005 by and between DBSI Investments Ltd. (“DBSI”), having an address at 85 Medinat Hayehudim Street, Herzeliya, and Egged Holdings Ltd. (“Egged”), having an address at 142 Menachem Begin Street, Tel Aviv. Collectively the “Parties”.

WHEREAS,	the Parties entered into a Shareholders Agreement on November 16, 2004 (the “Shareholders Agreement”); and

WHEREAS,	the Parties wish to amend certain terms of the Shareholders Agreement.

NOW, THEREFORE, the Parties hereto hereby agree as follows:

1.	Section 4.1.1 of the Shareholders Agreement shall be replaced with the following:

4.1.1	Board of Directors of Nexus

During the term of this Agreement, the Board of Directors of Nexus shall consist of seven directors of which: (i) four (4) members will be nominated by DBSI; (ii) one (1) member will be nominated by Egged; and (iii) two members shall be external directors as required by the Companies Law, 1999 (“Companies Law”), upon the need to replace any of which, one shall be recommended by Egged and one shall be recommended by DBSI, in that order. The member to be nominated by Egged as set forth in sub-section (ii) above will be either the Chairman of the Board of Directors, CEO or CFO of Egged or Egged’s parent company. Egged herby agrees to vote at a shareholders meeting of Nexus for any nominee who may be proposed by DBSI to become a member of the Board of Directors of Nexus in accordance with subsection (i) above, and DBSI hereby agrees to vote at a shareholders meeting of Nexus for the nominee which may be proposed by Egged to become a member of the Board of Directors of Nexus in accordance with sub-section (ii) above. It is hereby clarified that neither Party is obligated in any way to vote for any external director to be recommended by the other Party.

2.	All other terms and conditions of the Shareholders Agreement shall remain without change.

———————————— DBSI INVESTMENTS LTD.	—————————— EGGED HOLDINGS LTD.